Exhibit 99.1

MiX Telematics Limited
(Incorporated in the Republic of South Africa)
(Registration number 1995/013858/06)
JSE share code:  MIX     ISIN:  ZAE000125316
NYSE share code:  MIXT
(“MiX Telematics” or the “company”)

CAUTIONARY ANNOUNCEMENT

Shareholders are advised that MiX Telematics is in the process of investigating strategic alternatives relating to the company, the full impact of which may have a material effect on the price of the company’s securities.

Accordingly, shareholders are advised to exercise caution when dealing in the company’s securities until a full announcement is made.

Date

JSE Sponsor